SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A)

MITESCO, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60672T107

(CUSIP Number)

Brenda Hamilton, Esq

Hamilton & Associates Law Group, P.A.

101 Plaza Real S, Suite 202 N

Boca Raton, Fl 33432

Telephone 561-271-8417

Email:bhamilton@securitieslawyer101.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAME OF REPORTING PERSON Anglo Irish Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4

SOURCE OF FUNDS (SEE INSTRUCTIONS)

1,025,514 shares of Common Stock were paid to the Reporting Person as interest earned on shares of the Company’s Series X Preferred Stock and 12,503 shares of Series X Preferred were acquired in exchange for services rendered to the Company.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 696,333,782 (a)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER (a) 696,333,782
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,333,782 (a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (a)(b) 36.06% (a)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a)

The amount reflected as beneficially held by this entity, Anglo Irish Management LLC, consultant, consists of (i) 1,025,514 shares of the Common Stock, and (ii) 12,503 shares of the Issuer’s Series X Preferred Stock which entitle the entity to 20,000 votes per share or an aggregate of 40,000,000 votes on all matters submitted to a vote of the Issuer’s common stockholders. As a result, the Reporting Person holds 250,060,000 votes representing 36.06% of the votes on all matters submitted to a vote of the Issuer’s common stockholders.

(b)	The amount reflected is based upon 171,793,782 shares of the Issuer’s Common Stock outstanding as of December 31, 2020.

1	NAME OF REPORTING PERSON RPS Revocable Trust I, Proxy for share vote is held by Juan Carlo Iturregui, Director for Mitesco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4

SOURCE OF FUNDS (SEE INSTRUCTIONS)

1,025,514 shares of Common Stock were paid to the Reporting Person as interest earned on shares of the Company’s Series X Preferred Stock and 12,503 shares of Series X Preferred were acquired in exchange for services rendered to the Company.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 696,333,782 (a)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER (a) 696,333,782
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,333,782 (a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (a)(b) 36.06% (a)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a)

The amount reflected as beneficially held by this entity, Anglo Irish Management LLC, for which Daniel Hollis is the manager and holds investment power, consists of (i) 1,025,514 shares of the Common Stock, and (ii) 12,503 shares of the Issuer’s Series X Preferred Stock which entitle the entity to 20,000 votes per share or an aggregate of 40,000,000 votes on all matters submitted to a vote of the Issuer’s common stockholders. As a result, the Reporting Person holds 250,060,000 votes representing 36.06% of the votes on all matters submitted to a vote of the Issuer’s common stockholders.

(b)	The amount reflected is based upon 171,793,782 shares of the Issuer’s Common Stock outstanding as of December 31, 2020.

Item 1.     Security and Issuer

This statement relates to shares of Common Stock, par value $.001 per share (the “Common Stock”), of Mitesco, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7535 East Hampton Avenue, Suite 400, Denver, Colorado 80231.

Item 2.     Identity and Background

(a) This statement is filed by:

Anglo Irish Management LLC and Daniel Hollis, the Manager of Anglo Irish Management LLC , and who controls Anglo Irish Management LLC

(b) Business Address: 9057A Selborne Lane Chatt Hills GA 30268

(c) The principal business of Anglo Irish Management LLC and Daniel Hollis is management consulting.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person (a) has not been convicted in a criminal proceeding or (b) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

 (f) Citizenship: United States

Item 3.     Source and Amount of Funds or Other Consideration

The Series X Preferred Stock was issued to the Reporting Person in exchange for obligations owed by the Issuer to the Reporting Person for services rendered to the Issuer and the common stock was issued for the payment of interest due on the Series X Preferred Stock

Item 4.     Purpose of Transaction

The purpose of the Reporting Person’s acquisition of the Common Stock was investment.

The purpose of the Reporting Person’s acquisition of the Series X Preferred Stock to the Reporting Person was to discharge obligations owed by the Issuer to the Reporting Person for services rendered.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each person named in Item 2 may be found in Rows 11 and 13 of the cover pages.

(b)     The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in Rows 7 through 10 of the cover pages.

(c)     Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 1, (i) beneficially owns any shares of Common Stock, (ii) have effected any transaction in Common Stock during the past 60 days.

(d)     Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not Applicable.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

 After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

 By:  Daniel Hollis

 Name:  Daniel Hollis